

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 13, 2014

<u>Via E-mail</u>
Linda H. Madison
Chief Financial Officer
Powerdyne International, Inc.
Jefferson Place
100 Jefferson Blvd., Suite 200
Warwick, RI 02888

> **Re:** **Powerdyne International, Inc.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed June 6, 2014**
> **File No. 000-53259**

Dear Ms. Madison:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Item 1. Information Statement</u>

<u>General</u>

1. Please revise the information statement to include financial statements under Item 13 of Schedule 14A. Alternatively, provide the Staff with your legal and factual analysis supporting your conclusion that audited financial statements are not required. Please consider Note A to Schedule 14A and Item 11 issuance of the convertible securities.

2. Add a section that includes the pro forma information required by Item 13 of Schedule 14A.

<u>Amendment of Certificate of Incorporation, page 4</u>

3. Include disclosure in this section that provides the exact amounts of the dilutive effect of the conversion of the convertible securities on earnings per share and the book value per share of your common stock. In addition, revise to include the percentage by which the existing stockholders' ownership will decrease upon the conversion of the convertible securities.

<u>Security Ownership of Executive Officers, Directors and Five Percent Stockholders, page 5</u>

4. Revise the table to include the convertible debt. Add columns showing the shares of common stock that the beneficial owners will hold if the convertible securities are converted, and their percentages of ownership after conversion. If the investors in the private placement could beneficially own more than 5% of your outstanding common stock when the convertible securities are converted, please include such persons in the revised table.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Erin Purnell at (202) 551-3454 or me at (202) 551-3464 with any questions.

Sincerely,

/s/ Kathryn McHale

Kathryn McHale
Senior Staff Attorney